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                                                                       000-28590
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                                                                 SEC FILE NUMBER


                                                                     317832 10 3
                                                                     -----------
                                                                    CUSIP NUMBER

                                   UNITED STATES

                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549
                                    FORM 12B-25

                            NOTIFICATION OF LATE FILING

                                    (CHECK ONE):

  [ ] Form 10-K and Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q and
                            Form 10-QSB  [ ] Form N-SAR

                            For Period Ended: July 1, 1998

          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                           -----------------

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          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                         N/A
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PART I-REGISTRANT INFORMATION


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     Full Name of Registrant:

               Fine Host Corporation
     Former Name if Applicable:

               N/A
     Address of Principal Executive Office (STREET AND NUMBER):

               3 Greenwich Office Park
          City, State and Zip Code

               Greenwich, CT 06831

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PART II-RULES 12B-25 (b) AND (c)

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          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form

               10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III-NARRATIVE

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     On December 12, 1997 and December 15, 1997, Fine Host Corporation (the "Company") announced that the Audit Committee of its Board of Directors had instructed the Company's auditors to conduct an inquiry into certain accounting practices and that, as a result of the inquiry, financial statements for the first three quarters of 1997 and for prior periods would need to be restated.
On December 16, 1997, the Company retained a management consulting firm and counsel to the Special Committee of outside directors of the Company's Board of Directors retained an independent accounting firm to conduct a forensic review of the Company's accounting practices. On February 6, 1998, the Company restated its financial statements for fiscal years 1994 through 1996 and for the nine months ended September 24, 1997. On February 11, 1998, the Company replaced its independent auditors. The Company is currently in the process of implementing its turnaround and business plan to restructure the Company's business and financial affairs, including changes in internal accounting procedures and personnel. The Form 10-Q for the fiscal quarter ended July 1, 1998 could not be filed within the prescribed time period without unreasonable effort or expense due to the amount of time required to be devoted to implementing changes in the Company's internal accounting procedures as well as training new personnel.


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PART IV-OTHER INFORMATION


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     (1) Name and telephone number of person to contact in regard to this notification


Gerald P. Buccino                   203            629-4320
-----------------                   ---            --------
(Name)                        (Area Code)    (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                       [x] Yes  [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                       [X] Yes  [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

     The Company's revenues for the fiscal quarter ended July 1, 1998 will be substantially higher than its revenues for the fiscal quarter ended June 25, 1997, primarily as a result of acquisitions. The Company reported a net loss of approximately $3.6 million for the fiscal quarter ended June 25, 1997 (as restated). The Company expects to report a substantially higher net loss for the fiscal quarter ended July 1, 1998 than the fiscal quarter ended June 25, 1997. The losses are primarily due to provisions for asset impairment, special charges, restructuring charges and increased general and administrative expenses.


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                                Fine Host Corporation
                         ------------------------------------
                     (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 17, 1998                        By: /s/ Gerald P. Buccino
     -------------------------                  --------------------------------
                                                Name:  President & Chief
                                                Title: Executive Officer